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06005053

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Municipal Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Second Avenue, South
(No. and Street)

St. Petersburg (City) Florida (State) 33701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Petagna, Jr. (727) 825-0522
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida 33609
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2006
WASH, D.C.
203

PROCESSED
APR 2 7 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of American Municipal Securities, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of American Municipal Securities, Inc., as of December 31, 2005, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

American Municipal Securities, Inc.

Jeanne W. Steuart, Vice President
Financial and Operations Principal

Sworn to and subscribed before me this
27 day of February, 2006.

(Signature of Notary Public)

Personally known: X

PATTI PATTERSON
Notary Public - State of Florida
MyCommission Expires Sep 11, 2007
Commmission # DD239200
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- __ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- __ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- __ (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

American Municipal Securities, Inc.
St. Petersburg, Florida:

We have audited the accompanying statement of financial condition of American Municipal Securities, Inc. (the "Company") at December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 21, 2006

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2005

Assets

Cash, including interest-bearing deposits of $5,288	$ 158,583
Receivable from clearing organization	650,229
Securities owned, at market	8,166,738
Secured demand note receivable	250,000
Accrued interest receivable	123,447
Premises and equipment, net	288,139
Receivable from noncustomer	878
Other assets and prepaid expenses	111,986
Total	$ 9,750,000

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	94,556
Securities sold not yet purchased	268,966
Payable to clearing broker	6,171,821
Note payable	185,986
Accrued expenses and other liabilities	621,939
Total liabilities	7,343,268
Subordinated borrowing	250,000
Commitments and contingencies (Notes 3, 10 and 11)	
Stockholders' equity:	
Preferred stock, $10 cumulative, par value $.10 (authorized 45,000 shares; issued none)	-
Common stock, $.10 par value (authorized 30,000 shares; 6,600 issued and outstanding)	660
Additional paid-in capital	306,640
Retained income	1,849,432
Total stockholders' equity	2,156,732
Total	$ 9,750,000

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Income

Year Ended December 31, 2005

Revenues:	
Principal transactions	$ 3,454,649
Commissions	2,255,516
Investment banking	500,117
Interest	449,187
Other	641
Total revenues	6,660,110
Expenses:	
Commissions	2,782,382
Compensation and employee benefits	1,902,637
Communications	113,369
Clearing fees	238,665
Interest	252,935
Rent	237,862
Depreciation and amortization	191,944
Trading fees	190,595
Promotional costs	86,739
Other	515,282
Total expenses	6,512,410
Net income	$ 147,700

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Income	Total Stockholders' Equity
Balance at December 31, 2004	$ 660	306,640	1,701,732	2,009,032
Net income	-	-	147,700	147,700
Balance at December 31, 2005	$ 660	306,640	1,849,432	2,156,732

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Changes in Liabilities
Subordinated to Claims of Creditors

Year Ended December 31, 2005

Balance at December 31, 2004	$ 250,000
Changes during 2005	-
Balance at December 31, 2005	$ 250,000

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 147,700
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	191,944
Increase in receivables, other assets and prepaid expenses	(22,838)
Decrease in receivable from clearing organization	28,608
Increase in securities owned	(1,006,142)
Increase in payable to clearing broker	1,072,547
Increase in accounts payable	60,816
Decrease in accrued expenses and other liabilities	(351,547)
Decrease in securities sold not yet purchased	(12,979)
Net cash provided by operating activities	108,109
Cash flows used in investing activity-	
Net purchases of premises and equipment	(120,233)
Cash flows from financing activities:	
Repayment of note payable	(161,534)
Proceeds from note payable	200,000
Net cash provided by financing activities	38,466
Net increase in cash	26,342
Cash at beginning of year	132,241
Cash at end of year	$ 158,583
Supplemental disclosure of cash flow information-	
Cash paid during the year for interest	$ 252,935
Noncash transaction:	
Reclassification of other asset to premises and equipment	$ 54,664

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2005 and the Year Then Ended

(1) Summary of Significant Accounting Policies

American Municipal Securities, Inc. (the "Company") is a securities broker/dealer headquartered in St. Petersburg, Florida with branch offices in Little Rock and Fayetteville, Arkansas, Dillard, Georgia, Fern Park, Florida, Pittsburgh, Pennsylvania and Charlotte and Wilmington, North Carolina. The Company is a retail securities dealer, underwriter and market maker operating primarily in the United States of America. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Security Transactions. The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Income and expenses related to security transactions are recorded on a trade date basis. Securities owned are carried at market value. Unrealized gains and losses on securities owned are reflected currently in securities trading income. Investment banking revenue is recorded as follows: management fees on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Depreciation and Amortization. Depreciation is provided using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement of the term of the lease

Income Taxes. The Company's stockholders have elected to be treated as an S-Corporation. For federal and state income tax purposes all items of income and expense flow through to its stockholders, therefore no provision for income taxes has been reflected in these financial statements.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(continued)

(3) Premises and Equipment

A summary of premises and equipment at December 31, 2005 is as follows:

Furniture and equipment	$ 662,332
Leasehold improvements	8,655
Total, at cost	670,987
Less accumulated depreciation and amortization	(382,848)
Premises and equipment, net	$ 288,139

The Company leases its office facilities and certain equipment under various operating leases. The leases contain escalation clauses based upon increases in operating expenses, real estate taxes and utility costs and renewal options. The Company's St. Petersburg, Florida office is leased from a related party. Rent expense was $237,862 during the year ended December 31, 2005 and included $90,000 paid to related parties. Minimum future lease payments at December 31, 2005 were as follows:

Year Ending December 31,	Amount
2006	$ 151,709
2007	64,386
2008	34,500
2009	8,700
Total minimum lease payments	$ 259,295

(4) Securities Owned and Sold, Not Yet Purchased

Marketable securities owned consist of trading and investment securities at quoted market values as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 8,096,933	268,966
Equity securities	69,805	-
	$ 8,166,738	268,966

(continued)

(5) Note Payable

The note payable at December 31, 2005 is as follows:

	Amount
6.00% unsecured note payable with a financial institution payable in monthly installments of principal and interest of $3,323 through 2011	$ 185,986

Aggregate annual principal repayments for the installment note are as follows:

Year Ending December 31,	
2006	$ 29,372
2007	31,209
2008	33,141
2009	35,235
2010	37,439
2011	19,590
	$ 185,986

(6) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds a portion of securities purchased by the Company. The percentage of the purchases funded depends on the underlying security. Interest is at a floating rate (5.15% at December 31, 2005) that generally corresponds to the federal funds rate plus 0.9%. At December 31, 2005, $6,171,821 had been advanced to purchase securities. This account is collateralized by securities with a carrying value of $8,166,738 at December 31, 2005.

(7) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan, which is available to employees who have completed one year of service and have attained age twenty-one. The Company charged $36,213 to operations relating to plan contributions for the year ended December 31, 2005.

(continued)

(8) Secured Demand Note Receivable and Liability Subordinated to Claims of General Creditors

The secured demand note receivable is collateralized by marketable securities with a market value of $322,834 at December 31, 2005, bears interest at 7% and matures November 30, 2006. This note was issued in conjunction with the subordinated loan agreement described below. The liability under a subordinated loan agreement at December 31, 2005 consists of a note payable to a Company employee. The note is in the amount of $250,000 and is due in full on November 30, 2006. Interest is charged at 7% and is due at maturity. The Company intends to renew this secured demand note collateralizing agreement.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(9) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2005 the Company's minimum net capital requirement was $100,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $1,179,864 and the ratio of aggregate indebtedness to net capital was .76 to 1.

(10) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

(11) Financial Instruments with Off-Balance-Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Schedule

AMERICAN MUNICIPAL SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

NET CAPITAL

Total stockholder's equity		$ 2,156,732
Liabilities subordinated to claims of general creditors allowable in computation of net capital		250,000
Total capital and allowable subordinated liabilities		2,406,732
Deductions and/or changes:		
Furniture, equipment, and leasehold improvements	$ 288,139	
Receivables from noncustomers	878	
Other assets	111,986	401,003
Net capital before haircuts on securities positions		2,005,729
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1):		
Subordinated securities borrowings	23,062	
Trading and investment securities:		
Exempted securities	741,375	
Debt securities	-	
Other securities	10,471	
Undue concentration	50,957	825,865
Net capital		$ 1,179,864

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness)	$ 60,165
Minimum net capital required of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 1,079,864

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Note payable	$ 185,986
Other accounts payable and accrued expenses	716,495
Total A.I. Liabilities from Statement of Financial Condition	902,481
Less adjustment based on Deposits in Special Reserve Bank Accounts	-
Total aggregate indebtedness	$ 902,481
Ratio aggregate indebtedness to net capital	.76 to 1

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming on Exemption from Rule 15c 3-3

February 21, 2006

American Municipal Securities, Inc.
St. Petersburg, Florida

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of American Municipal Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of the internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the system of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly yours,

Hadlen - Johnson & Smith PC